Exhibit 99.1

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 12-234
October 12, 2012

WBJV Project 1 Banking Advances

Platinum Group Metals Ltd, (PTM-TSX, PLG-NYSE.MKT) reports that the planned $260 million project senior loan facility for the construction of the WBJV Project 1 Platinum Mine has advanced through detailed technical, financial and legal due diligence. Closing and draw down of the loan facility will now be subject to final credit approval, the execution of final documentation and certain conditions precedent.

Societe Generale, a major European bank and financial services company, has joined the lead arranger group consisting of Barclays Bank plc, together with affiliated Absa Capital, The Standard Bank of South Africa Limited and Caterpillar Financial. The lending group has a global presence, direct platinum industry experience and includes two of South Africa’s major banks.

At the WBJV Project 1 Platinum Mine on the Western Limb, the Company is successfully executing a USD $100 million Phase 1 development program to complete surface and infrastructure requirements and sink twin declines into the ore body. Work has been progressing steadily and well. An average rate of advance in excess of 100 metres per month is now being achieved in each of the twin declines currently in process. There are approximately 325 people on site and the Project has completed 880,000 man hours with a single minor lost time incident. The declines plus ramp are now over 750 metres linear into the underground. A second box cut excavation south of the existing central decline system is nearing completion and is ready for the commencement of a second set of twin declines. Construction power and water are connected to the grid and existing pipelines.

Exploration drilling at the Waterberg discovery on the North Limb continues with ten drill rigs. See the Company’s September 5th announcement of an initial resource at Waterberg. The prospective geology at Waterberg has now been intercepted for a six kilometre strike length.

About Platinum Group Metals Ltd.

PTM has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The PTM management team has a track record of discovery of precious metals mines over the past 20 years. The Company also has an impressive near surface discovery at Waterberg in Joint Venture with Japan Oil, Gas and Metals National Corp.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

PLATINUM GROUP METALS LTD.	…2

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Mineral Resource

While the terms “mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (“SEC”). “Inferred mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding mineral resource estimates, the potential to increase the Company’s interest in certain of its projects, further exploration on the Company’s properties and the geological potential in South Africa. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.